Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated July 16, 2018, relating to the 2017 financial statements (before retrospective adjustments to the financial statements to reflect the impact of adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), as disclosed in Note 1 under captions Reclassifications and Adjustments to Prior Period Financial Statements and Recently Issued Accounting Standard Updates - Adopted in the Current Period to the financial statements) of StoneMor Partners L.P. and subsidiaries (not presented herein), included in the Annual Report on Form 10-K/A in Annex B, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading under “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

November 13, 2019